UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

(Exact name of the registrant as specified in its charter)

British Columbia, Canada	001-14956	98-0448205
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2150 St. Elzéar Blvd. West, Laval, Quebec, Canada	H7L 4A8
(Address of principal executive offices)	(Zip code)

Peter J. McCurdy	(908) 927-1774
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Valeant Pharmaceuticals International, Inc. Conflict Minerals Report for the calendar year ended December 31, 2014 filed herewith as Exhibit 1.01, is available at www.valeant.com

Item 1.02 Exhibit

The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01             Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC. (Registrant)

	/s/ Howard B. Schiller	May 29, 2015
By	(Signature and Title) Howard B. Schiller Executive Vice President and Chief Financial Officer	(Date)

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